December 22, 2005

Priya Udeshi, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, N.Y.  10017


Re:	Mercantile Alternative Strategies
 Fund For Tax-Exempt/Deferred Investors
 (TEDI) LLC (the MASF Tax-Exempt Fund")
	File Nos. 811-21817 and 333-128726

		Mercantile Alternative Strategies
 Fund LLC (the "MASF Fund")
		File Nos. 811-21257 and 333-128725

Dear Ms. Udeshi:

      On September 30, 2005, the Funds
 referenced above filed with the Commission
  registration statements on Form N-2 under the Investment Company Act of 1940
 ("Investment Company Act") and the
Securities Act of 1933 ("Securities Act").
 Based upon our review of the registration statements, we have the following comments, each of which applies to both Funds, unless indicated otherwise.

Prospectus

	General

1.	Please apply the plain English
 requirements of Rule 421 under Regulation
 C under the Securities Act to the
 Prospectus
 disclosure. For example, please use the hyphen in a consistent manner when punctuating the term "wholly-owned."
  Also, please revise the text of the
 Prospectus in plain English to the active voice as required under Rule 421(d)(2)(iii).

2.	Please revise each section of the
 Prospectus discussing the fees that an
 investor will bear by purchasing Fund
shares to explain in a clear and complete manner the direct and indirect aspects of the fees. In addition, please revise the term "distribution fee" used throughout
 the text to "sales load."

3. When referencing the federal
 securities
 laws, (e.g., "the 1940 Act"), the text
 containing the reference should explain
 in plain English, using concise and clear language, any applicable requirements under the noted law.

4.	For ease of reference, please add to
 the Prospectus a glossary of all defined terms and an organizational chart.
 In making this comment, we note that
 the Prospectus contains unclear terms and defines certain terms multiple times.
  For example:  the "Summary" section of
 the MASF Tax-Exempt Fund Prospectus
defines
 the term "Members" as:  "[t]he Fund is
 intended to afford its members
(`Members`)."
  The "Fund`s Structure" section,
 however,
 redefines the term as:  "Investors who
 acquire interest in the Fund (`Interests`) will become members of the Fund
(`Members`)."
  The "Risk Factors" section contains
another
 example where several terms, including
 "performance or incentive allocations"
 and "performance or incentive allocation or fee," describe fees paid to the Investment
 Managers of the underlying funds, while
 other sections, however, use different
 terms to describe those fees (e.g., the
 paragraph after the heading "Summary of
 Fees and Expenses" uses the term
"performance
-based compensation").

	Facing Page of Registration Statement

5. The staff has taken the position that the Securities Act registration statement of a feeder fund should be signed by the directors of the fund in which it invests all of its assets. Accordingly, please disclose that the members of the Board of Directors of the Mercantile Alternative
 Strategies Offshore Fund for Tax-Exempt
/Deferred Investors (the "Offshore Fund") has executed the registration statement of the MASF Tax-Exempt Fund. Alternatively with respect to the MASF Tax-Exempt Fund, please advise the staff in your response letter why the Offshore Fund does not register its shares on Form F-1 under the
 Securities Act given that its shares are , in effect, distributed or underwritten by the Fund.  See Rule 140 under the
Securities
 Act.

      Outside Front Cover Page

		Limited Liability Company
 Interests

6.	Item 1 of Form N-2 and Rule 481(b)
 under the Securities Act require that
 certain information be included on the
outside front cover page of a prospectus.
 Please confirm to the staff in your
response
 letter that all of the required information will appear on the outside front cover page of the Fund`s Prospectus (e.g., all of the applicable information specified in Item
 1.1.d of Form N-2).

7.	Please revise the disclosure made in
 response to Item 1.1.h of Form N-2 to
 conform to either of the examples required by paragraph (1) of Rule 481(b) under the Securities Act.

8.	Please revise the chart required
 under Item 1 of Form N-2 to conform to
 the presentation required under Item 1.1.g.
  Specifically, revise "Offering Amount"
 to "Price to Public," and "Distribution Fee" to "Sales Load." Also, revise the chart to include the "Per Share" line item. Id.
  In addition, in the second footnote,
 change the term "distribution fee" to
 "sales load."

9.	Please revise the disclosure to
 include the information specified in
 Item 1.1.i of Form N-2.

10.	Please revise the disclosure to
 include the information required by
Instructions
 5 and 6 to Item 1.1.g of Form N-2.

11.	With respect to the MASF Tax-Exemp
 Fund, this section states, "[t]he Fund
 will invest substantially all of its
 investable assets into . . .
(the `Offshore Fund`) . . . [and the]
 Offshore Fund will . . . invest
substantially
 all of its investable assets into . . .
 (the `Master Fund`)."  (Emphasis added.)
  To the extent that the MASF Tax-Exempt
 Fund will make investments into an
entity other than the Offshore Fund
, or the Offshore Fund will make
 investments into an entity other
 than the Master Fund, please disclose
 those strategies and all attendant risks.
  Also, please disclose that the Offshore
Fund is not registered under the Investment
 Company Act.

12. With respect to the MASF Fund, this
 section states, "[t]he Fund will invest
 substantially all of its investable
 assets into [the] . . . Master
Fund. . . ."
  (Emphasis added.)  To the extent that
 the MASF Fund will make investments
 into an entity other than the Master
 Fund, please disclose those strategies
 and all attendant risks.

      Summary

      	The Fund

13. This section states,
 "[a]n investment
 in a single professionally managed fund
 of funds eliminates the need for
investors
 to monitor or purchase interests in
 individual hedge funds."  Please revise
 the disclosure to explain that while
 a fund of funds structure provides
diversification and professional
 management,
 an investor should still monitor his
 investment in the Fund.

14.	The MASF Tax-Exempt Fund states, "[i]t
 is anticipated that Mercantile Alternative
 Strategies Fund LLC . . . will also invest
 in the Master Fund."  (Emphasis added.)
  The MASF Fund states, "[i]t is anticipated
 that Mercantile Alternative Strategies
 Fund for Tax-Exempt/Deferred Investors
.. . . will also invest in the Master Fund."
  (Emphasis added.)  Please revise the MASF
 Tax-Exempt Fund`s Prospectus to state
 unequivocally that the MASF Fund also
 will invest in their common Master Fund, and the MASF Fund`s Prospectus to state unequivocally that the MASF Tax-Exempt
 Fund also will invest in their common
 Master Fund.  If these revisions cannot
 be made, please add appropriate risk
 disclosure to each Fund`s respective
 Prospectus.

15.	With respect to the MASF Tax-Exempt
 Fund, in the last sentence of the first
 paragraph,  please revise the phrase
 "are registered under the Securities
 Act of 1933" to "are registered and
deferred under the Securities Act of 1933."

16.	In the first sentence of the third
 paragraph, please revise the phrase
 "fund of funds" to "fund of hedge funds."

17. The third paragraph states that
 Fund "is intended to afford its
 members . . . the benefits of reduced
 risk through diversification. . . ."
  (Emphasis added.)  Both the Fund and
 the Master Fund are non-diversified
 and, therefore, the disclosure might
 be misleading to investors.
  Accordingly, please delete
 the disclosure or revise it to explain
n in an accurate manner the
non-diversification status of the
 Fund and the Master Fund.

      Investment Program

18.	The investment objective disclosure
 in the first paragraph is not consistent with the investment objective disclosure on the cover page of the Prospectus.
  Accordingly, please conform these
 disclosures.

19.	Please define the terms "small
 capitalization" and "small
capitalization
 focus" and give the source of the
 definitions.  In addition, if accurate,
 disclose that the underlying funds may
investment in companies of any
 capitalization size and explain
 all attendant risks.  We note that
 the "Investment Objective" heading
in the "Investment Program" section
 states, "the Master Fund will invest
 principally in Investment Funds which
 have a majority of their investments
 in companies with a market capitalization of $5 billion or less."

20.	The second paragraph states,
 "`Traditional` investment companies are
 generally characterized by long-only
 investment strategies. . . ."  Please
 explain to the staff in your response
 letter the basis of this assertion,
 particularly in light of today`s
 investment world in which investment
companies use a variety of investment
 strategies to achieve their investment
 objectives.

21.	Please disclose whether the Master
 Fund`s policy to invest in hedge funds
 is a fundamental policy, under which
 it may only invest in hedge funds.
  If not, disclose what notice
 shareholders
 will receive if the Master Fund invests
 in the securities of other companies.

22.	Please disclose in plain English
 that the assets of the MASF Tax-Exempt
 Fund will consist only of cash and
 securities issued by the Offshore Fund.
  Also, disclose that the assets of the
 Offshore fund will consist only of cash
 and securities issued by the Master Fund.

23.	Please disclose that the securities
 issued by the Offshore Fund will be the
 only investment securities that will be
held by the MASF Tax-Exempt Fund, and
 that the securities issued by the Master
 Fund will be the only investment securities held by the Offshore Fund.

24. Please disclose that the MASF
Tax-Exempt
 Fund`s purchase of the Offshore Fund`s
 securities will be made pursuant to an
 arrangement with the Offshore Fund,
 whereby the Fund will be required to
 seek instructions from its shareholders, with regard to the voting of all proxies with respect to the Offshore Fund`s securities held by the Fund and to vote
 such proxies only in accordance with
 such instructions.

25.	The third paragraph states,"
 [t]hese Investment Funds will generally
 have investors other than the Master
 Fund." Please explain the circumstances under which the Master Fund would be the only investor in an Investment Fund.
  If applicable, disclose the risks of
the Master Fund being the sole shareholder of a hedge fund.

26. The last paragraph states, "[t]he
 Master Fund may invest temporarily
 in high-quality fixed income securities
 and money market instruments or
 repurchase
 agreements and may hold cash or cash
 equivalents pending the investment of
 assets in Investment Funds or to maintain the liquidity necessary to meet repurchase requests or for other purposes."
  Please disclose all of the purposes
for which temporary investments will
 be made (e.g., temporary defensive
 position will be taken in response
 to adverse market, economic, or political conditions).

		Risk Factors

27. Please revise this section to
present
 information in a clearer and more
 understandable manner.  In particular,
 discuss each risk in its own separate
 paragraph and give each paragraph a
heading.

28.	Please revise the second paragraph
 to include a discussion of illiquidity
risk.

29.	Please advise the staff in your
 response letter whether the Incentive
 Fee paid to the Manager is  paid
pursuant
 to Rule 205-3 under the Investment
 Advisers
 Act of 1940 ("Advisers Act").

30.	 In the registration statement of
 the MASF Tax-Exempt Fund, the "Fund`s
 Structure" section states, "[t]he
Offshore Fund . . . has two members:
  the Fund, which serves as the managing
 member and the Manager, which holds
 only a nominal non-voting interest
 in the Offshore Fund.  All day-to-day
management responsibilities of the
Offshore
 Fund are controlled by the Fund.
  Therefore, all decisions involving
the Offshore Fund are effectively
 controlled by the Fund`s Board."
 Please disclose what liability risks
 the MASF Tax-Exempt Fund may be
 subjected to under Cayman Islands
 Law given this structure under which
 the Fund controls the "management
 and operations" of the Offshore Fund
 as its sole voting shareholder and
 managing member.  In addition, please
 explain how the Fund controls the
 day-to-day management responsibilities
 of the Offshore Fund.

31. In the registration statement of
 the MASF Tax-Exempt Fund, the "Cayman
 Islands Tax Considerations" section
states:

The Offshore Fund has applied for and
 can expect to receive an undertaking
 from the Governor-in-Council of the
 Cayman Islands that, in accordance
 with section 6 of the Tax Concessions
 Law (1999 Revision) of the Cayman
 Islands, for a period of 30 years
 from the date of the undertaking,
 no law which is enacted in the
 Cayman Islands imposing any tax
 to be levied on profits, income,
 gains or appreciations shall
 apply to the Offshore Fund or
its operations and, in addition,
 that no tax to be levied on
profits, income, gains or
appreciations
 or which is in the nature of estate
duty or inheritance tax shall be
payable
(i) on the shares, debentures or
(ii) other
 obligations of the Offshore Fund or
(ii) by way of the withholding
 in whole or in part of a payment
of dividend or other distribution
 of income or capital by the Offshore
 Fund to its members or a payment of
 principal or interest or other sums
due under a debenture or other
 obligation
 of the Offshore Fund.

Please disclose what risks the MASF
Tax-Exempt Fund, as well as the Master
 Fund, may be subjected to if the
 Offshore
 Fund does not receive the above
referenced
 "undertaking" from the "Governor-in-Council of the Cayman Islands."

32. In the registration statement
 of the
 MASF Tax-Exempt Fund, the "Certain
 Tax
 Considerations" section, under the
 heading
 "Classification of the Fund and the
Master
 Fund" states:

Davis Polk & Wardwell will deliver an
 opinion to each of the Fund and the
Master Fund to the effect that the Fund
 and the Master Fund, respectively, will
 be treated as a partnership, and not as
 a corporation, for U.S. federal income
 tax purposes.  Each of these opinions
 will be based on the conclusion that,
 because of the significant restrictions
 relating to transfers and redemptions
 of Interests and interests in the
 Master Fund, respectively, neither the
 Fund nor the Master Fund will constitute
 a "publicly traded partnership" for U.S.
 federal income tax purposes. . . .
Assuming that each of the Fund and the
 Master Fund is treated as a partnership
for U.S. federal income tax purposes,
 neither the Fund nor the Master Fund
will be subject to U.S. federal income
 tax.  Rather, the Master Fund`s items
 of income, gain, loss, deduction and
credit will be allocated to its partners, including the Offshore Fund, and the Master Fund`s partners, including the
 Offshore Fund, will generally be treated for U.S. federal income tax purposes as if they had derived their shares of
 those items directly.  Similarly, the
 Fund`s items of income, gain, loss,
 deduction and credit will be allocated
to the Members, with the result that the tax consequences to a Member of owning
 Interests will generally be the same as
 the tax consequences of directly owning
 shares of the Offshore Fund.

Please disclose what risks may arise under
 federal tax laws for the MASF Tax-Exempt
Fund, or for the Master Fund, if the
 Internal Revenue Service, or any
 appropriate court, is not persuaded
 by, or takes issue with, the above
 referenced opinions of Davis Polk
 & Wardell.  Also, is there any risk
 that the Offshore Fund would be treated
 as a publicly held partnership?  Does
 the opinion referred to above extend to
 the tax treatment of the Offshore Fund?

33.	This section states, "at any
 particular time, one Investment
Fund may be purchasing interests in
 an issuer that at the same time are
being sold by another Investment Fund.
  Investing by Investment Funds in this
 manner could cause the Master Fund to
 indirectly incur certain transaction costs without accomplishing any net investment result." (Emphasis added.) Please revise
 "could cause" to "will."

34.	This section states, "Investment
Funds may be permitted to distribute
 securities in kind to investors,
including the Master Fund.  Securities
that the Master Fund may receive upon
 a distribution may be illiquid or
 difficult to value.  In such
circumstances, the Adviser would
 seek to dispose of these securities
 in a manner that is in the best
 interests of the Master Fund."
  (Emphasis added.)  Please disclose
 when the distributed securities of
an Investment Fund would be liquid.

35. With respect to the MASF
Tax-Exempt
 Fund, please revise the first sentence
 of the seventh paragraph to read,
 "[t]he Offshore Fund is not a
registered
investment company and will not be
 subject to the investor protections
 of the 1940 Act, nor are the Offshore
 Fund`s securities registered under
 the 1933 Act. . . ."

		Board of Directors

36. In the fourth sentence, please
 revise the phrase "of each of the
 initial Directors" to "of each Fund`s
initial Directors.

      The Manager

37. Please confirm to the staff in
38.  your
 response letter that the Investment
Management Agreement between the Fund
 and Mercantile Capital Advisors, Inc.
 ("MCA") was executed under, and in
 compliance with, Section 15 under
 the Investment Company Act.

		The Adviser

39. Please explain to the staff in your
 response letter why the Adviser,
 "[a]lthough . . . registered with
the U.S. Commodity Futures Trading
Commission as a commodity pool
operator . . . does not function
as such with respect to the Master
 Fund`s investments."  In particular,
 discuss why it is necessary to
 include
 this disclosure in the Prospectus.

      Custodian and Escrow Agent

39.	Please describe in complete detail
 how the Custodian will be paid.  If the
 Custodian will be paid more as a
consequence of the Offering, please
provide an example showing how much
more and describe what consideration
the Fund`s Board of Directors ("Board")
 gave to the fact that the amount of the
 Custodian`s fee would increase due to
 the Offering.

40. Please describe in complete detail
 the Escrow Account.  In particular,
 advise the staff whether the Escrow
Agent is qualified as a custodian to
 hold assets of an investment company.
  Also, disclose in whose name the
Escrow
Account will be held and state that the
 Account is a non-interest bearing
Account.
  We note that this section states,
 "[t]he Fund will pay fees to the
Escrow Agent for its services and
will reimburse the Escrow Agent for
 out-of- pocket expenses."
(Emphasis added.)
  The "Expenses" section, however,
 explains
that the "Fund and the Master Fund will
 each bear their respective operational
 expenses, including . . . escrow
fees. . . ."  (Emphasis added.)
Please reconcile these disclosures.

		The Offering

41. Please add an "Offering" section
 to the MASF Tax-Exempt Fund`s
 Prospectus.
  We note the last sentence of the
"Expenses" section states, "[t]he
Fund`s offering costs will be initially
 borne by MCA, and the Fund will
reimburse
 MCA for these expenditures."  With
respect
 to the MASF Fund, the last sentence
 of the
 "Expenses" section states, "[e]xpenses
 incurred in connection with the
 ongoing
 offering of Interest will be borne
 by the
 Fund."  Please describe the
 reimbursement
 process in full detail, including the
time period over which reimbursements
 will be made.  In addition, explain to
 the staff in your response letter the
 accounting treatment for the offering
 costs and for the reimbursement to MCA.

      Expenses

42.	Please disclose the fees the Adviser
 will receive by performing the day-to-day management of the Master Fund`s portfolio.
  In particular, explain that the Adviser
will receive a percentage of the Manager`s asset based fee and incentive based fee.

43. Please describe in complete detail
 the "travel and other expenses related
to the selection and monitoring
 of Investment
 Managers" that the Master Fund will bear.

		Management Fee

44. With respect to the Manager`s
discretionary
 right to waive the Management Fee, please clarify whether there is a contractual limit (or some other limit) on the amount the Manager may waive. Also, disclose that
 there is no assurance that the Manager
 will
 waive any Management Fees.

45.	In the last sentence of the first
paragraph, please revise the phrase
 "for the benefit of all Members" to
 "for the benefit of all Members, as
well as other funds investing in
the Master Fund."

46. With respect to the MASF Tax-Exempt
 Fund, please explain to the staff in
your response letter whether the Board,
 in approving the Investment Management
 Agreement between the Master Fund`s
 Manager
 and the Fund, considered the fact that
 the Master Fund`s Manager will bear all
 operational and organizational expenses
of the Offshore Fund. Also, in approving the Agreement, did the Board consider that the Manager may pay a portion of its Management Fee "to entities that assist in the distribution of Interests and that may be affiliated with the Manager"?
  In particular, explain whether the
 Master
 Fund`s Manager will pay the operational
 and organizational expenses of the
 Offshore
Fund, as well as any distribution costs,
 out of its own legitimate profits.  In
addition, disclose in the Prospectus what portion of the Management Fee may be paid to entities that assist with distribution of Interests.
  Explain whether the Fund will comply with the requirements of Rule 12b-1 under the Investment Company Act as if the Rule were applicable to closed-end funds.

47. With respect to the MASF Fund, in
approving the Investment Management
 Agreement
 between the Master Fund`s Manager
 and the
 Fund, did the Board consider that the
 Manager may pay a portion of its
 Management
 Fee "to entities that assist in the
 distribution of Interests and that may
 be affiliated with the Manager"?
  In particular, explain whether
 the Master Fund`s Manager will pay
 any distribution costs, out of its
own legitimate profits.  In addition,
 disclose in the Prospectus what
portion of the Management Fee may
be paid to entities that assist with
distribution of Interests.  Explain
 whether the Fund will comply with
 the requirements of Rule 12b-1
 under the Investment Company Act
 as if the Rule were applicable to
 closed-end funds.

		Incentive Fee

48. This section states, "[t]he
 Manager
 will pay the Adviser one-half of the
 Incentive Fee."  Please disclose what
 services, if any, the Adviser provides
 to the Fund and what services, if any,
 the Manager provides to the Fund.
 Also, in approving the Investment
Management Agreement between the MASF
 Tax-Exempt Fund and MCA, did the
Board consider the Investment
 Advisory
 Agreement between the Master Fund,
 MCA, and Robeco-Sage Capital
 Management,
LLC ("Robeco-Sage")?  Similarly, in
 approving the Investment Management
 Agreement between MASF Fund and MCA,
 did the Board consider the Advisory
Agreement between the Master Fund,
 MCA, and Robeco-Sage?

      Administrative Fees

49.	This section states that both
the Fund and the Master Fund will pay
 a monthly fee to the Administrator,
 and that the Fund, based upon its
interest
 in the Master Fund, will bear its share
 of the Administrative Fee paid by the
 Master Fund to the Administrator.
Please explain what administrative
services are provided to the Fund
 and to the Master Fund that justify
 each paying a separate administrative
 fee.  Also, please disclose that the
 Administrator, like the Manager,
 benefits
 from the Offering.

49. This section states, "[t]he
 Administrator may waive, at its
 sole discretion, all or a portion
 of the Administrative Fee."  Please
 disclose at what fund level (e.g.,
 the Master Fund level) this waiver
 will occur.  Also, describe the
waiver
 in full detail.

		Subscription for Interests

51.	The first paragraph states,
 "[t]he minimum initial and
additional
 investments may be reduced by the
 Fund with respect to individual
 investors or classes of investors
 . . . The Fund may repurchase all
 of the Interests of a Member if the
 Member`s capital account balance in
the Fund, as a result of repurchase or
 transfer requests by the Member, is
less than $50,000."  (Emphasis added.)
  Please disclose in full and complete
 detail the conditions under which the
 reductions and repurchases described
 in this paragraph will take place.
 Also, advise the staff in your
 response letter how repurchases
by the Fund as described in the
 last sentence of the paragraph
 are consistent with Section 23(c)(2)
 of the Investment Company Act,
and the "all holders" requirement
 under Rule 13e-4(f)(8)(i) under
 the Securities Exchange Act of 1934.

52.	The second paragraph states,
 "[t]he Fund is offering Interests
 in a continuous offering."  Please
 revise this paragraph to disclose
the length of the offering.

53.	In the second sentence of the
 second paragraph, please change the
 word "may" to "will."  Also, the
 paragraph states, "[a]ll subscriptions
 are subject to the receipt of cleared
 funds in the full amount of the
 subscription on the business day
prior to the subscription date.
 Although the Fund may accept, in
 its sole discretion, a subscription
 prior to receipt of cleared funds,
 an investor may not become a Member
 until cleared funds have been received
 . . . The Fund reserves the right to
reject any subscription and may, in its
 sole discretion, suspend subscriptions
at any time and from time."
(Emphasis added.)
  Please define the term "cleared funds"
and explain the impact of the
 suspension
 of subscriptions on the continuous
offering under Rule 415 under the
Securities Act.

54. The third paragraph states,
 "[t]he distribution fee may be
 adjusted or waived at the sole
discretion of the Distributor in
consultation with the Fund and is
expected to be waived for certain
investors, including the Manager,
 the Distributor and their affiliates.
Investments made through related
accounts
 (including family trusts or other
 similar investment vehicles) may be
 aggregated in determining the
applicability of distribution fees.
  (Emphasis added.)  See
"Subscriptions
 for Interests-Distribution
 Arrangements
 and Fees."  Please revise this text
 to explain the conditions that must
 be met for the adjustments, waivers,
 or aggregation of accounts mentioned
 in this paragraph to occur.  In
 particular, disclose that that there
 is a sales load with a scheduled
 variation and disclose all applicable
 breakpoints.  Also, explain to the
 staff in your response letter why
 it is appropriate for the adjustments,
 waivers, or aggregation of accounts to
 occur on a discretionary, rather than
a definite, basis.

		Eligibility

55. With respect to the MASF Tax-Exempt
 Fund, the text describes the "Eligible
 Investor" requirement in an unclear
 manner.
  Must an "Eligible Investor" be both
 an accredited investor as defined in
Regulation D under the Securities Act
and a "qualified client" within the
meaning
 of Rule 205-3 under the Advisers Act?
 Also, revise the text to
explain clearly whether the entities
described
 in the fifth paragraph must be both
 an accredited
 investor as defined in Regulation D under the Securities Act and a "qualified client"
within the meaning of Rule 205-3 under the Advisers Act.

		Transfer Restrictions

56. Please disclose whether a transferee must be an "Eligible Investor." In addition, disclose when the Fund will
 require a Member requesting a transfer
 to obtain an opinion of counsel.

		Redemption and Repurchase of
 Interests by the Fund

57. With respect to the MASF Tax-Exempt
 Fund,
 please explain how it can "cause the
 Offshore
 Fund to liquidate all or a portion of its assets in the Master Fund."

58. This section states, "[t]he Master
 Fund`s Board expects that the Master
 Fund will conduct repurchase offers on
 a quarterly basis in order to permit the Fund to meet its obligations under its repurchase offers." (Emphasis added.)
 Please explain to the staff in your
 response letter whether the Master
Fund`s charter so specifies that it
will conduct
these repurchase offers on a
 quarterly basis.
  In addition, with respect to the MASF
 Tax-Exempt Fund, explain whether
 the Offshore
 Fund`s charter has a comparable provision.

59. With respect to the MASF
Tax-Exempt Fund,
 in the second paragraph, in the fifth
sentence, please revise the phrase "unless
 the Master Fund" to "unless the Master
Fund and the Offshore Fund."  Also, if
the Fund needs to dissolve and the Master
 Fund does not, will the Fund distribute
 shares of the Offshore Fund to Fund
 investors?

60. In the last paragraph, please revise the term "redemption fee" to a more appropriate term since the transaction being described in the paragraph is
 not a redemption.

		Summary of Taxation

61. With respect to the MASF
62. Tax-Exempt
 Fund, this section states that an
 investment in the Fund should "not
 give rise to unrelated business taxable
 income (`UBTI`) for a Member, provided
 that the Member does not borrow to
finance
 its investment in the Fund."
 Please
 disclose the basis for this
representation
 and explain how the representation is
 consistent with the Federal Income
Tax
Code and the regulations thereunder.
 Also,
 disclose whether an opinion of counsel
 on this matter will be provided to the
 Fund and whether the Fund will seek a
 ruling from the Internal Revenue Service with respect to any of the tax issues affecting the Fund.  In addition,
disclose what action the Fund will take
 if the representation is incorrect
(e.g., the Fund will repurchase members` interests).

		Employee Benefit Plans

63. With respect to the MASF Tax-Exempt
 Fund, this section states, "[t]he Fund`s assets will not be deemed to be `plan assets` for purposes of ERISA." Does the Fund have a legal opinion of counsel on this matter? If yes, disclose this and file the opinion as an exhibit to the registration statement. Also, please disclose the risks to investors if the Fund`s assets are deemed to be plan assets.

		Reports to Members

64. In the third sentence, please
65.  revise
 the phrase "anticipates sending" to
 "will send."

		Fiscal Year

66. Please revise the upper-case text
 to lower-case text.  Also, in the
 first paragraph of upper-case text,
 please delete the last sentence
 stating,
 "[t]he information contained in this
 prospectus is current only as of the
 date of this prospectus" or explain
to the staff in your response letter
why the Fund has no duty to update its
 Prospectus.  See Sections 11 and 12
of the Securities Act.

	Summary of Fees and Expenses

65.	In the "Member Transaction Fees"
 section of the fee table, please revise
 the line item "Maximum distribution fee" to "Maximum sales load." Also, in the first footnote, please revise the term
 "distribution fees" to sales loads."

66.	In the "Annual Expenses" section
 of the fee table, please delete the
 "Administrative Fees" line item and
consolidate the fees reflected under
 that line item into the "Management Fee" line item as required under Instruction
 7(a) to Item 3.1 of Form N-2.

67.	With respect to the MASF Tax-Exempt
 Fund, please confirm to the staff in your response letter that the gross expenses of the Offshore Fund are included in the "Other Expenses" line item in the fee table.

68.	In the second footnote, please
 disclose that the redemption fee will
be credited to the assets of the Fund.

69.	Please confirm to the staff in your
 response letter that neither the Fund,
 nor the Master Fund, expects to have any extraordinary expenses in the upcoming year.

70.	With respect to the MASF Tax-Exempt
 Fund, please revise the fifth footnote
 to state that "other" expenses are based on estimated amount for the current fiscal year. See General Instruction
 6 to Item 3 of Form N-2.

71. Please disclose in this section,
 or later in the Prospectus, fee and
 expense information for the hedge funds
 (e.g., expense ratios and advisory fees).

      Use of Proceeds

72.	This section explains that proceeds
 of the offering, with respect to the
 MASF
 Tax-Exempt Fund, will be invested
 "as soon
 as practicable after the Initial
 Closing
 Date" and, with respect to the
MASF Fund,
 "as soon as practicable after each
month-end closing of the offering."
(Emphasis added.)  Please revise the
 text of each Fund to specify when the
 Fund will invest the proceeds of its
respective offering.  Also, confirm to
 the staff in your response letter
 that the proceeds from each offering
 will not be used to retire outstanding
 debt or for other reasons not disclosed
 in each Fund`s Prospectus, such as
providing capital to fund repurchases.

72. The second paragraph states,
 "the Master Fund may invest
temporarily
 a portion of the proceeds of the
 offering that is not invested in
 Investment Funds. . . ."  Please
disclose for how long the Master
Fund will make the temporary
 investments
and disclose whether the Adviser and
Manager will charge the full advisory
 fee during this period.

      The Fund`s Structure

74.	Please expand upon the discussion
 in the third paragraph by disclosing
 how the economies of scale will be
 achieved.  This discussion should
explain how "broader diversification"
 would be achieved given the
 non-diversification status of
 both the Fund and Master Fund.

75. With respect to the MASF
Tax-Exempt Fund, please:

Disclose whether Fund Members vote
 on issues affecting the Offshore
 Fund and the Master Fund.  Disclose
how the flow-through voting operates.

Explain how the Offshore Fund issues
 redeemable securities as described
 in the fifth paragraph.

Delete the word "generally" from
the sixth sentence in the sixth
paragraph and revise the sentence
 to explain specifically how a
 limited duration company organized
in the Cayman Islands may "carry on
 activities in the Cayman Islands
only in furtherance of its overseas
 (non-Cayman Islands) activities."

Disclose all material risks to the Fund, or investors acquiring interests in the Fund, arising from the fact that the Offshore Fund is not a reporting company under the federal
 securities laws.  Further, disclose
 any material differences between
general corporate law in the U.S.
and Cayman Islands law.

Investment Program

	Investment Objective

76. Please confirm to the staff
 in your response letter that
all investment strategies and
 techniques employed by the
 "various Investment Managers"
 and the purposes of the strategies
and techniques, (i.e., hedging
 and non-hedging purposes), and
 all attendant risks are disclosed
 or make appropriate revisions
 to the document.  Also, disclose
 how the strategies and techniques
 facilitate a "risk-adjusted rates
 of return with a risk profile
 that is significantly lower than
 that of traditional `long only`
 small capitalization market exposure."

		Portfolio Construction

77. Please disclose whether hedge
 funds typically issue voting securities.
  Also, disclose what percentage of the
 Master Fund`s total assets will be
 invested in hedge fund voting
 securities and in hedge fund
non-voting securities.  Will the
Master Fund seek instruction from
 the Fund (with respect to the MASF
 Tax-Exempt Fund, also from the
 Offshore Fund) on how to vote on
 issues submitted to hedge fund
shareholders?

		Allocation Process

78. This section states, "the Adviser
 expects that from time to time it
 will terminate Investment Managers
 by redeeming the Master Fund`s
interest in an Investment Fund and
 reallocating those assets to new
Investment Managers with similar
but better performing strategies
or to new strategies."
(Emphasis added.)
  Please disclose whether hedge funds
 issue redeemable securities.
If a hedge fund does not issue
 redeemable securities, disclose
how long it may take the Master Fund
to liquidate an investment in a hedge fund.

	Types of Investments and Related Risks

		General

79.	This section "discusses the
investment generally made by Investment
 Funds or that may be made directly by the
 Master Fund. . . ."  (Emphasis added.)
  Please delete the word "generally"
 from the quoted sentence.  Also, if
 the Master Fund will be investing
directly (i.e., other than "through
 the selection and ongoing monitoring
 of Investment Funds Managed by third-party
 Investment Managers"), please disclose
 that fact and describe all strategies
 that the Master Fund will use and all
 attendant risks of those strategies.
  In addition, if the Fund can invest
 directly, rather than investing
 exclusively through the Master
Fund, please disclose that fact
 and describe all strategies that
 the Fund will use and all attendant
 risks of those strategies.

79. Please explain to the staff
in your response letter why the
 Bank Holding Company of 1956
limits the activities of the
 Master Fund with respect to
 investing in hedge funds.

		Bonds and Other Fixed
 Income Securities

80. Please describe the U.S.
Government securities in which
 the underlying funds will invest,
 including any attendant risks.

		Reverse Repurchase
Agreements

81. Please explain why the last
 sentence of this section is necessary
 given the fact that hedge funds are
 not subject to the Investment Company
 Act and that they may engage in
 leveraging without any limitation.

		Leverage

83.	In the fourth sentence, please
 revise "repurchase agreement" to
 "reverse repurchase agreement."

84. Please confirm to the staff
 that preferred stock will not be issued.

		Borrowings

85. Please confirm to the staff
 in your response letter that there
 is no intention, in the upcoming year,
 of leveraging through the issuance of
 publicly traded debt.

		Special Investment Instruments
 and Techniques Derivatives

86. The last sentence of this section
 states, "[t]he use of Derivatives
 that are subject to regulation by
the CFTC may cause the Master Fund
 to be deemed a "commodity pool,"
which could result in the Master Fund
 being required to comply with certain
 rules of the CFTC."  Please explain
 if this would occur when the Master
 Fund invests directly or through the
 hedge funds.  Also, disclose the risks
 to the Fund if the Master Fund were
 deemed to be a commodity pool.

		Options and Futures

87. The last paragraph of this section
 discusses segregation of assets.
  Please revise this paragraph to
 clarify what entity will be making
the options and commodities transactions giving rise to the need for segregation of assets. In particular, disclose whether the Master Fund will segregate assets when a hedge fund invests in derivatives.

		Restricted and Illiquid
Investments

88. Please disclose what percentage
 of the Master Fund`s total assets
 may be invested in illiquid securities.

		Risks of Hedge Funds Structure

			Multiple Levels of Fees
 and Expenses . . . Costs

89. May the incentive fee payable to an
 Investment Manager of an Investment
 Fund be paid even though an Investment
 Fund has negative performance?

			Valuation

90.	This section states, "[i]n most
cases, the Adviser will have limited
 ability to assess the accuracy of the
 valuations received from an Investment
 Fund. The Fund will rely on the net
 asset value reported by the Master
Fund in determining its own net asset
 value." Please revise the disclosure
to clarify how the Adviser "conduct[s]
 due diligence into the valuation
 procedures
 of the underlying Investment Funds. . . ."
  Specifically, explain how the Adviser
 independently verifies the accuracy of
 the valuations received from an Investment
 Fund (e.g., the Adviser reviews all
relevant factors).  Explain the meaning
 of the Adviser having "limited ability
to assess to accuracy of the
 valuations. . . ."
  In addition, disclose what obligation,
 if any, the Investment Manager has to
 provide the Adviser with hedge fund
portfolio information, including a discussion of how current or stale the information may be.

90. Please disclose how the Investment
Funds
 assign fair value to securities or
 investments that are illiquid, not
 traded on an exchange or in an
established market, or for which no
 value can be readily determined.
 Do the respective Investment Fund
 Managers make fair value
determinations for such instruments
 by considering various factors
 (e.g., dealer quotes or independent
 appraisals)?   If yes, explain that
such valuations may not be indicative
of what actual fair market value would
 be in an active, liquid, or established
 market.  Also, disclose that an
Investment Fund`s investment adviser
 may face a conflict of interest in
valuing the Investment Fund`s portfolio
 securities because their values will
 affect the compensation of the Investment
 Fund`s investment adviser.
		Regulatory Changes

91. With respect to the MASF Tax-Exempt
 Fund, the last paragraph explains the
 Fund`s reliance "on a position taken
 by the staff of the SEC with respect
 to a non-affiliated investment
company. . . ."   Please confirm
to the staff in your response letter
 that the facts regarding the MASF
 Tax-Exempt Fund are identical to those
 of the "non-affiliated investment
 company" or disclose any differences
 along with all attendant risks.

	Other Risks

		Banking Regulation

92. With respect to the MASF Tax-Exempt
 Fund, please expand the representation
 made in the last paragraph of this
 section to include ownership of the
 Offshore Fund.

		MBC as Lender to Issuers of
 Securities in which the Master Fund Invests

94.	The first sentence states:

The Adviser will not cause the Master
 Fund to make loans to or receive loans
 from MBC or its affiliates, except to
 the extent permitted by the 1940 Act
 or as otherwise permitted by applicable
 law.  MBC or its affiliates may lend to
 issuers of securities that are owned by
 the Master Fund or that are owned by
 the Investment Funds, or to affiliates
 of those issuers, or may receive
guarantees from the issuers of those
 securities.

Please revise the disclosure, explaining
 what the Investment Company Act permits.
  In addition, disclose whether the
Adviser will cause the Master Fund to
 invest in companies that have a lending
 relationship with MBC.
      Investment Policies and Restrictions

95.	This section states that prior to
 changing the Fund`s investment
 objective, notice will be provided
to shareholders of the upcoming change.
  Please disclose how far in advance
 of a modification to the investment
 objective such notification will be
given and whether it will be in writing.

96.	With respect the MASF Tax-Exempt
 Fund, please disclose that neither
the Fund nor the Offshore Fund will
engage in borrowing, lending, purchasing or selling commodities or commodity contracts, or purchasing or selling futures or options on commodities whil the Master-Feeder structure is in place.

97.	With respect to the MASF Fund,
 please disclose that the Fund will
not engage in borrowing, lending,
 purchasing or selling commodities
or commodity contracts, or purchasing
or selling futures or options on
 commodities
while the Master-Feeder structure
 is in place.

98.	With respect to the MASF Tax Exempt
 Fund, this section states that the
 "Offshore Fund and the Master Fund
have substantially the same fundamental
 investment restrictions as the
Fund. . . ."
 (Emphasis added.)  Disclosure in the
 MASF Fund states, "[t]he Master Fund
 has substantially the same fundamental
 investment restrictions as the
Fund. . . ."  (Emphasis added.)
  In the MASF Tax-Exempt Prospectus,
 disclose any material differences
 between the fundamental investment
 restrictions of the Fund, the Master
 Fund and the Offshore Fund.  In the
 MASF Prospectus, disclose any material
 difference between the fundamental
 restrictions of the Fund and the
 Master Fund.

99.	Please explain how the first
enumerated fundamental policy concerning concentration operates if the Fund and the Master Fund (also the Offshore Fund with respect to the MASF Tax-Exempt Fund), do "not look through to the investments and transactions of the Investment Fund."
   Also, please disclose whether the Master
 Fund will concentrate in any type of hedge fund with a specific investment strategy.
  In addition, in the first sentence
 of the policy, please revise the
 phrase "single industry" to "single
 industry or group of industries."

100.	The staff takes the position
that a fund that invests predominantly
 in hedge funds, a so-called "fund of
 hedge funds," should have a concentration policy that specifies the types of hedge funds in which it will concentrate
 (or not concentrate). Please revise the concentration policies accordingly.

101. Please explain how the enumerated
fundamental policies operate if the Fund and the Master Fund (also the Offshore
 Fund with respect to the MASF Tax-Exempt
 Fund), do "not look through to the
investments and transactions of the
 Investment Fund."  The
Fund should have fundamental policies that operate should it invest directly or when it invests as a feeder in a master-feeder structure in reliance upon
Section 12(d)(1)(E) of the Investment
 Company Act.  Please revise the
 fundamental policies, or have two
sets of fundamental policies, that
 cover the Fund when it invests directly
 and when it invests as a feeder in a
 master-feeder structure.

102.	In the second policy, please delete
the phrase "brokers and other lenders."
 Also, revise the policy to clarify that
 the Fund may borrow through reverse
 repurchase agreements and state what
 percentage of the Fund`s total assets
 it may borrow through reverse
repurchase agreements.

103.	Please disclose the Master Fund`s
 fundamental policy on borrowings. Also, explain whether it is permissible under the policies of the Fund and the Master Fund, for both funds to leverage.

104.	With respect to the MASF Tax-Exempt
 Fund, revise the third and fourth
 fundamental policies to clarify whether
 the Fund will distribute shares of the
 Offshore Fund.

105.	Please revise the fourth fundamental
 policy to explain the Fund`s limitations on loaning portfolio securities. Please be aware that a fund may lend portfolio
 securities in an amount not exceeding
 1/3 of its total assets.

106.	Please revise the paragraph following
 the sixth fundamental investment
restriction to clarify that the Fund
will not invest directly.  With respect
 to the MASF Tax-Exempt Fund, the revision should also clarify that the Offshore
 Fund will not invest directly.

107. The penultimate paragraph states,
 "[t]he Fund, the Master Fund and the
 Investment Funds in which the Master
 Fund invests may effect brokerage
 transactions through affiliates of
 the Manager and the Adviser, subject
 to compliance with the 1940 Act and
other applicable laws."  Please add a
 section to the Prospectus discussing
 in full detail this brokerage activity.

	Portfolio Manager Compensation
 Structure

108.	This section explains, "[c]ompensation
 for the portfolio managers is generally
 a combination of a fixed salary and a
discretionary bonus."  (Emphasis added.)
  Please disclose any other applicable
 compensation arrangements. Also, please state the form of payment for the fixed salary and discretionary bonus (e.g., cash or stock options). In addition, please explain who pays this compensation to the portfolio managers.

108. Please describe the structure of,
 and the method used to determine,
 any compensation received by the members of the Adviser`s Manager Selection
 Committee and of the Strategy Selection
 & Allocation Committee (i.e., the
 Fund`s portfolio managers), from
any source with respect to management
 of any accounts included in the
response to Item 21.1.b of Form N-2.
  See Instruction 3 to Item 21.2
of Form N-2.

	Certain Tax Considerations

		Tax-Exempt Investors

110.	This section explains, "[f]or
 U.S. federal income tax purposes,
 the Offshore Fund will be a controlled
 foreign corporation (`CFC`) of which
 the Fund will be a `United States
 shareholder,` as defined in Section
 951(b) of the Code. In addition,
 the Offshore Fund will be a passive
 foreign investment company (`PFIC`)
 within the meaning of Section 1297
of the Code."  Further, "[a] Tax-Exempt
 Investor should not be subject to
 tax under the CFC rules, and will
not be subject to tax under the PFIC
 rules, if it is not otherwise taxable
 under the UBTI provisions with respect
 to the ownership of its Interest in
 the Fund (i.e., because its investment
 in the Fund is debt-financed)."
  (Emphasis added.)  Please disclose
the basis for the representations made
 in this section.  The disclosure should
 explain whether the representations
 are consistent with the Federal Income
 Tax Code and the regulations thereunder.
  Also, disclose whether an opinion of
 counsel on this matter will be provided
 to the Fund and whether the Fund will
 seek a ruling from the Internal
 Revenue Service with respect to
these representations.  In addition,
 disclose what action the Fund will
 take if the representations are
incorrect (e.g., the Fund will
repurchase members` interests).

Part C-Other Information

     Item 34. Undertakings

111. Please make the undertaking
required under Item 34.1 of Form
N-2.  In addition, with respect
 to the MASF Tax-Exempt Fund,
please make the following
undertakings applicable to
the Fund, the Offshore Fund,
 and the Master Fund during
 which the Fund operates in
 the three-tier, offshore fund
 structure :

The Fund will not in any way use
 the Offshore Fund to evade the
 provisions of the Act.  The Master
 Fund will not in any way use the
 Offshore Fund to evade the provisions
 of the Investment Company Act or the
 Advisers Act (e.g., section 205
 governing the imposition of
performance fees).

The assets of the Offshore Fund
 will be maintained at all times
 in the United States and they will
 be maintained at all times in
accordance with the requirements
 of section 17(f) of the Investment
 Company Act.

The Offshore Fund will maintain duplicate copies of its books and records at an office located within the United
 States, and the Commission and its
 staff will have access to the books
 and records consistent with the
 requirements of section 31 of the
 Investment Company Act and the
 rules thereunder.

The Offshore Fund will designate
 its custodian as agent in the United
 States for service of process in
 any suit, action or proceeding
 before the Commission or any
appropriate court, and the Offshore
 Fund will consent to the jurisdiction
of the U.S. courts and the Commission
 over it.

The Offshore Fund shall refrain
from substituting securities of the
 Master Fund unless the Commission
 shall have approved such substitution
 in the manner provided in Section 26
 of the Investment Company Act.

	Signatures

112. Please add a signature page
showing that the members of the
Board of Directors of the Offshore
Fund have executed the registration
 statement of the MASF Tax-Exempt Fund.

Closing

      We note that portions of the
 filing are incomplete.  We may have
 additional comments on such portions
 when you complete them in a
pre-effective amendment, on disclosures
 made in response to this letter, on
 information supplied supplementally,
 or on exhibits added in any pre-effective amendment.

      Where a comment is made in one
 location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

	Response to this letter should be
in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a
 comment, please indicate that fact in
 a supplemental letter and briefly state
 the basis for your position.

	Please inform the staff of the
 information the Fund proposes to omit
 from the final pre-effective amendment
 pursuant to Rule 430A under the
 Securities Act.

	Please advise us if you have submitted
 or expect to submit an exemptive
application or no-action request in
 connection with the registration
 statement.

	You should review and comply with
 all applicable requirements of the
 federal securities laws in connection
 with the preparation and distribution
 of a preliminary prospectus.

	We urge all persons who are
 responsible
 for the accuracy and adequacy of the
 disclosure in these filings reviewed
 by the staff to be certain that they
have provided all information investors
require for an informed decision.
 Since the Fund and its management
 are in possession of all facts relating
 to the Fund`s disclosure, they are
 responsible for the accuracy and
 adequacy of the disclosures they
 have made.

	Notwithstanding our comments,
 in the event the Fund requests
 acceleration of the effective
date of the pending registration
 statement, it should furnish a letter,
 at the time of such request,
 acknowledging that:

The Fund is responsible for the
adequacy and accuracy of the disclosure
 in the filing;

Should the Commission or the staff,
 acting pursuant to delegated authority,
 declare the filing effective, it does
 not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the
 staff, acting pursuant to delegated
 authority, in declaring the filing
 effective, does not relieve the Fund
 from its full responsibility 	for
 the adequacy and accuracy of the
 disclosure in the filing; and

The Fund may not assert the action
as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised
that the Division of Enforcement has
access to all information you provide
 to the staff of the Division of
Investment Management in connection
 with our review of your filing or
 in response to our comments on your
 filing.

	We will consider a written request
 for acceleration of the effective
 date of the registration statement
as confirmation of the fact that those
 requesting acceleration are aware of
 their respective responsibilities.
 We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Should you have any questions
regarding this letter, please contact
 me at (202) 551-6974.

Sincerely,



Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review

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Priya Udeshi, Esq.
Davis Polk & Wardwell
MASF Tax-Exempt Fund
MASF Fund
December 22, 2005
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